Raymond James Financial, Inc. Electronic EDGAR Proof

Job Number:

Filer:

Form Type: **8-K**

Reporting Period / Event Date: **08/26/09**

Customer Service Representative:

Revision Number:

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer C. Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	08/26/09
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	lisa.williford@raymondjames.com
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	k8082609.htm
	8k
EX-99.1	ex99_1.htm
	July 2009 Operating Data Release
GRAPHIC	logo.jpg
	logo
8-K	submissionpdf.pdf
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>08/26/09</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8082609.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8k</value></field>
                <data sid="data1"><filename>k8082609.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>July 2009 Operating Data Release</value></fiel
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>logo</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></fi
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

August 26, 2009
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109   **59-1517485**
(Commission File Number)   (IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On August 26, 2009, Raymond James Financial, Inc. issued a press release disclosing operating data for the period ending July 31, 2009. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

      (d) The following is filed as an exhibit to this report:

Exhibit No.

      99.1 Press release dated August 26, 2009 issued by Raymond James Financial, Inc.


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: August 27, 2009   By: /s/ Jeffrey P. Julien
                                                Jeffrey P. Julien
                                              Senior Vice President – Finance
                                                and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

August 26, 2009   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
REPORTS JULY 2009 OPERATING DATA

     ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

     "Given the combination of the improved recent market conditions and the number of newly recruited financial advisors, intuitively, one would expect more vigorous commission growth," stated Chairman and CEO Thomas A. James. "However, both assets under management and assets under administration are down from last year. Thus, the Private Client Group's July commissions/fees were down 12 percent. Moreover, Capital Markets' commissions were down 9 percent, which was more than accounted for by Equity Capital Markets.

     "Managed and co-managed underwritings are down from June but up from last year. Bank loans and assets continued to drop somewhat in July, but we should soon reach our stated objective of total capital/risk-weighted assets ratio of 12 percent, and our plan is to begin to grow again at a rate that approximates the growth of capital over time. We also expect loan loss provisions to continue to exceed historical average rates until the economy completes its bottoming out process," James concluded.

     Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,300 financial advisors serving approximately 1.8 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently $207 billion, of which approximately $30 billion are managed by the firm's asset management subsidiaries.

     To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, levels of loan loss provisions anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2008 annual report on Form 10-K and quarterly report for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009 on Form 10-Q, which are available on raymondjames.com and sec.gov.

-more-

Raymond James Financial, Inc.

	July 2009 (22 business days)	July 2008 (22 business days)	June 2009 (22 business days)
Securities commissions/fees [1]	$ 136.3 mil.	$ 154.7 mil.	$ 139.7 mil.
Assets under management [2]	$ 30.0 bil.	$ 35.5 bil.	$ 28.6 bil.
# of managed/co-managed underwritings [3]	7	4	19
Total customer assets under administration	$ 207.1 bil.	$ 210.0 bil.	$ 196.0 bil.
Raymond James Bank total assets [4]	$ 8.1 bil.	$ 8.6 bil.	$ 8.3 bil.
Raymond James Bank total loans, net [4]	$ 6.9 bil.	$ 6.8 bil.	$ 7.1 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

(3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

(4) Represents the use of Raymond James Bank as a cash sweep option for brokerage clients, and the related lending activity.

-30-

For more information, contact Anthea Penrose at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.